SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No   X

2006 First Half Operating Results

On July 31, 2006, Kookmin Bank held an earnings conference and released its operating results for the first half of 2006. The following tables reflect the key figures released during the conference, and full presentation material is available at the Kookmin Bank website (www.kbstar.com) for further information.

The figures for the first half of 2006 presented herein are currently being reviewed by our independent auditor, and such figures are subject to change.

From the end of 2005, income from credit card-related fees was reclassified as interest income. However, from the first half of 2006, Kookmin Bank reversed such reclassification with respect to the check card portion of credit card-related fees, so that such fees were classified as fee income. The related figures in the financial statements for periods prior to the first half of 2006 were adjusted in line with such reversal.

Selected Financial Data

1. Balance sheet figures

(Won in trillions)	As of the date indicated
	June 30, 2006	December 31, 2005	% Change (YTD)
Total Assets	192.0	179.6	6.9
Loans in Won[1]	126.2	122.3	3.2
Total Liabilities	178.2	167.2	6.6
Deposits in Won	131.2	131.6	-0.3
Stockholders’ Equity	13.8	12.4	11.3

2. Operating results

(Won in billions)	For the six-month period ended
	June 30, 2006	June 30, 2005	% Change (YoY)
Operating Income	1,917.1	1,237.1	55.0
Non-Operating Income	264.8	73.0	262.7
Net Income	1,580.0	890.0	77.5

[1]	Including Private Placement Bonds

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3. Asset Quality

(Won in billions)	As of the date indicated
	June 30, 2006	December 31, 2005	% Change (YTD)
Total Loans for NPL Management	142,713.4	137,521.5	3.8
Substandard & Below Loans	1,980.4	2,338.0	-15.3
Loan Loss Reserves	2,256.3	2,468.4	-8.6
NPL Ratio	1.39%	1.70%	-0.31	%p
NPL Coverage Ratio	113.9%	105.6%	8.3	%p
Delinquency Ratio[2]	1.29%	1.70%	-0.41	%p

[2]	Applying the Financial Supervisory Service Standards

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: July 31, 2006	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP Executive Director

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